UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4
SCHEDULE 13G
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Mitel Networks Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

60671Q10
(CUSIP Number)

April 27, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60671Q10	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Power Corporation of Canada/Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 1,981,323*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,981,323*
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,323*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.75%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* In connection with the initial public offering by Mitel Networks Corporation of its shares, Power Corporation of Canada (“PCC”) converted all of the Class 1 Convertible Preferred Shares it owned into common stock of Mitel Networks Corporation. The Shareholders Agreement, dated August 16, 2007, between Mitel Networks Corporation, EdgeStone Capital Equity Fund II-B GP, Inc., Power Technology Investment Corporation, Wesley Clover Corporation, Terrence H. Matthews, Celtic Tech Jet Limited, Arsenal Holdco I, S.A.R.L and Arsenal Holdco II, S.A.R.L. and Morgan Stanley Principal Investments, Inc., which was filed as Exhibit 99.3, has been terminated. The amount of common stock disclosed herein as owned by PCC reflects a change or consolidation conducted by Mitel Networks Corporation in April 2010 of its outstanding common shares on the basis of a ratio of one post-consolidation common share for every fifteen pre-consolidation common shares. The amount of common stock disclosed herein as owned by PCC includes common shares issuable upon the exercise of Warrants. In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC. The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

**  This percentage was calculated pursuant to Rule 13d-3(d)(1)(i) and assumes that none of the outstanding warrants (other than those held by PCC) or any other convertible securities of the issuer have been converted into common stock.

Item 1. (a)   Name of Issuer

Mitel Networks Corporation

Item 1. (b)   Address of Issuer’s Principal Executive Offices

350 Legget Drive
Ottawa, ON K2K 2W7
Canada

Item 2. (a)    Name of Person Filing

This Schedule 13G is being filed on behalf of the following person (the “Reporting Person”)

(i)           Power Corporation of Canada

Item 2. (b)    Address of Principal Business Office or, if None, Residence

Power Corporation of Canada
751 Square Victoria
Montreal, Quebec H2Y 2J3
Canada

Item 2. (c)    Citizenship

See Item 4 of the attached cover page

Item 2. (d)    Title of Class of Securities

Common Shares

Item 2. (e)    CUSIP Number

60671Q10

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.                      Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.\

(a)	Amount beneficially owned:

See Item 9 of the attached cover page.

(b)	Percent of class:

See Item 11 of the attached cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of the attached cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of the attached cover page.

Item 5.      Ownership of Five Percent or Less of a Class

PCC has ceased to be the beneficial owner of more than five percent of the common shares.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

See Exhibit 99.5 for information regarding persons who may be deemed to control PCC.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.      Identification and Classification of Members of the Group

Not Applicable.

Item 9.      Notice of Dissolution of Group

Not Applicable.

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2010

POWER CORPORATION OF CANADA

By:	/s/ STEPHANE LEMAY
	Name:	Stephane Lemay
	Title:	Vice President, Assistant General Counsel and Associate Secretary